Corporate Presentation January 2024 Pioneering science for patient choice Exhibit 99.2

Disclaimer This Presentation contains certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on deucrictibant clinical trials in the U.S., the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials and are currently on hold in the U.S. as a result of the FDA clinical hold, our ability to replicate the efficacy and safety demonstrated in the CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary  shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, deucrictibant immediate-release capsules (PHVS416) and deucrictibant extended-release tablets (PHVS719), or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products, and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, the Israel-Hamas war, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Focused on unmet need in the treatment of hereditary angioedema (HAE) and other bradykinin-mediated diseases Deep expertise in bradykinin/BR2 biology and chemistry Orally available, small molecule targeting the validated bradykinin B2 receptor pathway Positive top-line Phase 2 data in HAE: RAPIDe-1 study for on-demand treatment meets all primary and key secondary endpoints RAPIDe-3 Phase 3 study to initiate within 1H24 CHAPTER-1 study in prophylaxis* meets primary endpoint and showed clinically meaningful improvements for secondary endpoints Preparing for initiation of CHAPTER-3 Phase 3 study Large global HAE market: >$2 billion with predicted 15% CAGR Potential portfolio expansion into other BK-mediated angioedema and diseases through B2-receptor pathway expertise *The FDA has placed a hold on clinical trials of deucrictibant for long-term prophylaxis of HAE in the U.S.; see slide 9 for an update on our clinical program World-wide operations: the Netherlands, U.S., and Switzerland (headquarters) Strong financial position, cash runway at least two years: €140M cash as of Nov 30, 2023 $300M underwritten offering in Dec 2023 Experienced management team with successful track record in HAE drug design and development Strong IP on novel lead and backup series Primary CoM granted in multiple territories, initial term to 2038 FDA orphan drug designation Competitive product profile Strong fundamentals Large market opportunity

Deucrictibant: A novel, orally bioavailable bradykinin B2 receptor antagonist for bradykinin-mediated angioedema Entering late-state development for hereditary angioedema Potent inhibition of the bradykinin B2 receptor to compete with bradykinin, the ultimate driver of swelling attacks Results from Phase 1 and Phase 2 studies demonstrate rapid absorption, exposure, efficacy in treating and preventing HAE attacks, and good tolerability Dose and exposure threshold predicted from human surrogate endpoint for both on-demand and prophylaxis Source: Lesage et al, Frontiers in Pharmacology 2020, doi: 10.3389/fphar.2020.00916; Lesage et al, Int. Immunopharmacology 2022, doi.org/10.1016/j.intimp.2022.108523; https://ir.pharvaris.com/static-files/0361cd85-6000-490b-932b-d305e1f3ca1b; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3; https://ir.pharvaris.com/static-files/33217945-6893-4f49-8a93-c80ea6fb2a31; https://doi.org/10.1016/j.jaci.2019.12.094 We aspire to develop novel, oral alternatives that improve the standard of care for people living with HAE and other bradykinin-mediated diseases deucrictibant

# Excess levels of bradykinin lead to swelling characteristic of angioedema attacks

| | | |
|---|---|---|
| Hereditary | HAE due to C1INH deficiency | **Type I HAE** |
| | | **Type II HAE** |
| | HAE with normal C1INH | **HAE-FXII** |
| | | **HAE-PLG** |
| | | **HAE-HS3ST6** |
| | | **HAE-KNG** |
| | | **HAE-unknown** |
| | | HAE-ANGPT |
| | | HAE-MYOF |
| | | HAE-HSST |
| | | HAE-SCLS |
| Acquired | C1INH deficiency (AAE C1-INH) | **Lymphoproliferative disorders, B-cell malignancies** |
| | | **Autoimmune disorders** |
| | | **Other disorders** |
| | | **Idiopathic** |
| | Drug-induced | **ACE-inhibitor** |
| | | Other |
| | Idiopathic | **Histamine independent** |
| | | Histamine dependent |

***bold*** *= known or potential role for bradykinin involvement in disease*



FXIIa
KNG1
HMWK
FXII
F12
plasmin
prekallikrein
plasma kallikrein
tPA
C1-INH
plasminogen
PLG
cHMWK
+
bradykinin
inactive fragments
kininase II / ACE
deucrictibant
ACEi
Bradykinin B2 Receptor
Angioedema
© 2024 Pharvaris

Source: Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol; Zanichelli et al 2012 Allergy; Longhurst et al 2016 Clin. Exp. Immunol.; Otani, Banerji 2017 Immunol. Allergy Clin. N. Am.; Bova et al 2018 Int. Arch. Allergy Immunol.; Petersen, "Prophylaxis of angioedema attacks due to acquired C1-Inhibitor deficiency with PHA121, a novel oral bradykinin B2 receptor antagonist" C1-Inhibitor Workshop 2023 (https://2023.haenetworkshop.hu/program/index.php, https://www.linkedin.com/feed/update/urn:li:activity:7060638305842778112/); Shi et al 2021 Clin Immunol. 230 (doi.org/10.1016/j.clim.2021.108819)

Notes: HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen; FXII(a): Factor XII(a); ACE(i): angiotensin-converting enzyme (inhibitor); tPA: tissue plasminogen activator; KNG1: gene encoding HMWK; PLG: gene encoding plasminogen; FXII: gene encoding FXII; ANGPT: gene encoding angiopoietin; MYOF: gene encoding myoferlin; HSST: gene encoding heparan sulfate sulfotransferase; SCLS: systemic capillary leak syndrome

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# Clinical dosing is guided by prediction from a validated *in vivo* surrogate-marker model, the bradykinin challenge

**Bradykinin, injected *IV* in healthy volunteers, induces a transient, limited change in cardiac parameters (heart rate ↑, blood pressure↓) which can be blocked by pre-injection of a bradykinin B2 receptor antagonist (*e.g.*, icatibant or deucrictibant)**

## clinical

**Icatibant development program** (shared mechanism)



*As assessed by FDA, exposure of icatibant above $EC_{85}$ for 6 hours correlates with clinical activity*

## nonclinical

**Non-human primate study**



PHA121/BK Challenge in monkeys
Vehicle
PHA-022121, 1 mg/kg
PHA-022121, 10 mg/kg
BK-induced decrease in MABP (mmHg)
Pre-dose
+1h
+2h
+3h
+4h
+5h
+6h
+7h
Maximal activity at 1 h

*Oral deucrictibant suppresses BK effect in NHP faster than SQ icatibant; target exposures for Phase 1*

## clinical

**Phase 1 healthy volunteer study**



Predose
Post- dose (+1h)
Systolic BP
Mean Arterial BP
Diastolic BP
BK
BK

*$EC_{85}$ assessed in humans at 13.8 ng/mL; target exposure for studies in people living with HAE*

## clinical

**RAPIDe-1 Phase 2 on-demand**



By 12 Hours after Treatment
Percent of rescue medication use
100%
80%
60%
40%
20%
0%
18.9
10.7
6.5
60.8
10 mg
20 mg
30 mg
Placebo

*Clinical efficacy correlates with exposure exceeding and remaining above $EC_{85}$*

## clinical

**CHAPTER-1 Phase 2 prophylaxis**



84.5% reduction, p = 0.0008
79.3% reduction, p = 0.0009
Monthly Attack Rate (LS Mean)
2.0
1.5
1.0
0.5
0.0
1.94
0.40
0.30
Placebo (N=11)
20 mg/day (N=11)
40 mg/day (N=12)

*Clinical efficacy demonstrated based on dose prediction targeting exposure above $EC_{85}$*

https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf; Maurer et al 2020: Long-term effectiveness and safety of icatibant for the on-demand treatment of hereditary angioedema attacks: 10 years of the icatibant outcome survey (EAACI Poster #1118, June 6-8, 2020): https://clinicaltrials.gov/ct2/show/NCT01034969; https://ir.pharvaris.com/static-files/33217945-6893-4f49-8a93-c80ea6fb2a31; https://doi.org/10.1016/j.jaci.2019.12.094; BK: bradykinin; NHP: non-human primates; SQ: sub-cutaneous; $EC_{85}$: effective concentration achieving 85% inhibition of bradykinin effect

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Our strategy: Manage HAE with two oral products that utilize the same active ingredient for on-demand and prophylactic treatment Deucrictibant has the potential to become the preferred therapy for people living with HAE to manage their condition *Aspirational; to be confirmed with clinical data deucrictibant (PHVS416) Immediate-release capsule rapid absorption deucrictibant (PHVS719) Extended-release tablet sustained absorption Aim to provide sustained exposure of attack-preventing medicine in a convenient, small oral dosage form* Aim to provide rapid and reliable symptom relief, through rapid exposure of attack-mitigating therapy in a convenient, small oral dosage form* deucrictibant

Wholly-owned pipeline focused on bradykinin B2 receptor mechanism * The FDA has placed a hold on clinical trials of deucrictibant for long-term prophylaxis in the U.S.; see slide 9 for an update on our clinical program

Regulatory update In August 2022, the U.S. Food & Drug Administration (FDA) placed a hold on clinical trials of deucrictibant in the U.S. based on its review of nonclinical data The agency requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds A 26-week rodent toxicology study has been completed using FDA-reviewed protocol, and submitted to the FDA In June 2023, FDA removed the clinical hold on on-demand trials Eligible participants in the U.S. may join RAPIDe-2, a long-term on-demand extension study An end-of-Phase 2 meeting with the agency occurred to align on key elements of RAPIDe-3 global Phase 3 study of deucrictibant immediate-release capsules for the on-demand treatment of HAE Clinical studies of deucrictibant for the long-term prophylaxis of HAE remain on hold in the U.S. Outside the U.S., on-demand and prophylactic clinical studies continue Pharvaris notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical holds U.S. clinical hold Trial status

# HAE: A rare, life-long genetic condition with significant burden from unpredictable, debilitating, and potentially lethal attacks of swelling

- Unpredictable frequency, location, timing, and severity
  - Multiple types of triggers
  - If untreated, attacks last multiple days
- Attacks are commonly painful, leading to hospitalization or multiple sick days
  - Half of people living with HAE experience a potentially life-threatening laryngeal attack at least once in their lifetime
- 1:10,000 to 1:50,000 Individuals affected by HAE globally
  - At least 6,600 people living with HAE in the U.S.
  - At least 8,900 people living with HAE in Europe
  - Globally, under-diagnosed/treated



Annual attacks (overall)
Median: 14 attacks/year
•Females: 19 (range: 2-165 attacks/y)
•Males: 9 (range: 1-42 attacks/y)
Patients reporting
40%
30%
20%
10%
0%
0
1-5
6-11
12-24
>24



Source: Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545; Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol

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# Significant global unmet need affecting potentially up to 100,000 people living with HAE


North America
Europe
Japan
Middle East & Africa
South America / Central America
China / South Korea / Australia & New Zealand
APAC 20-30k
LATAM 12-16k
US 6-9k
EU 15-20k
ME&A 10-14k
JP 2-4k
40% ODT
60% Px
60% ODT
40% Px

Source: Proprietary company research 2022; Maurer et al. Consensus on diagnosis and management of Hereditary Angioedema in the Middle East: A Delphi initiative. World Allergy Organization Journal (2023);16:1-2; Zuraw et al. NEJM 2008;359:1027-1036; HAEi (haei.org), The State of Management of HAE in Latin America (2015); https://haei.org/potentially-28000-hae-patients-in-china; Ann Allergy Asthma Immunol 2015:114(6), 492-498; Allergol Int. (2020) Nov 6;S1323-8930(20)30135-0

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Source: Proprietary company research 2022 People living with HAE actively switch products, seeking improvement in efficacy, safety/tolerability, and convenience Efficacy is a prime concern … … but safety and tolerability drive exploration of alternatives … … while convenience has become a key driver for overall preference People living with HAE should not have to compromise

People living with HAE use approved therapeutics for treatment (‘on demand’) or prevention of attacks (‘prophylaxis’) Estimated $2.7B global HAE sales in 2022 Estimated 15% CAGR 2021-2028 SC oral IV No new on-demand therapies introduced since 2014 Three new prophylactic products approved since 2017: HAEGARDA, TAKHZYRO, and ORLADEYO Source: Quarterly filings (NYSE: TAK; NASDAQ: BCRX, PHAR); www.fda.gov; company research est. est. est. On-Demand Prophylaxis est.

On-Demand Deucrictibant immediate-release capsules (PHVS416)

Only injectable options: Significant unmet need in the on-demand treatment of HAE attacks Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Treatment today means painful injections … … and often one dose does not suffice … … while finding a place to administer the drug causes an extra burden As a result, people living with HAE often delay or even avoid therapy against clinical guideline recommendations

# Not all attacks are treated: Physicians and patients report reasons for not treating most recent attack



Attack was mild
48.6%
16.7%
Not prescribed ODT
28.6%
0.0%
Too long to resolve attack
5.7%
33.3%
Not carrying medication
4.3%
25.0%
Side effects
4.3%
8.3%
Ran out of medication
2.9%
25.0%
Stockpiling for severe attacks
1.4%
8.3%
Forgot to take
1.4%
25.0%
Too painful to inject
1.4%
8.3%
Physician-reported (n=71)
Patient-reported (n=12)

- Physicians focus on attack severity and lack of a prescription
- Patients raise logistics and treatment dissatisfaction as key reasons for not treating an attack

Source: Mendivil et al., ACAAI 2023; https://ir.pharvaris.com/static-files/1b7e2270-34fd-411c-8f64-a0da8b2a65ec

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People living with HAE are hoping for better on-demand therapies that offer rapid symptom relief with one single, oral dose Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Effectively targeting the bradykinin receptor with a small molecule has the potential to deliver on their hopes Patients want rapid onset of symptom relief … … with single dose durability … … in an oral pill

# HAE RAPIDe-1 study: Phase 2 study of on-demand treatment of angioedema attacks in patients with HAE-1/2


Part I: Study Site
Part II: Home Treatment
Non-attack
Attack 1
Attack 2
Attack 3
Screening Period
Randomization
Deucrictibant IR (10 mg)
10 mg
10 mg
placebo
10 mg
placebo
10 mg
placebo
10 mg
10 mg
Deucrictibant IR (20 mg)
20 mg
20 mg
placebo
20 mg
placebo
20 mg
placebo
20 mg
20 mg
Deucrictibant IR (30 mg)
30 mg
30 mg
placebo
30 mg
placebo
30 mg
placebo
30 mg
30 mg

- **Primary objective:** to evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE-1/2
- **Study design:** Placebo-controlled, three dose levels
  - Part I: patients randomized and received a single dose of deucrictibant in clinic for PK and safety assessment
  - Part II: patients treated three attacks with two deucrictibant vs. one placebo
  - Before an attack was treated, one of the VAS-3 elements had to be at least hit a score of 30 and it had to be qualified by the clinician
- 74 HAE patients enrolled from ~30 sites in US, Canada, Europe, Israel, and UK

Source: www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11

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Positive top-line Phase 2 data from RAPIDe-1 study of PHVS416 for the on-demand treatment of HAE attacks A total of 74 patients from 13 countries were enrolled to the study, 62 of them had 147 attacks that were treated with blinded study drug and included in efficacy evaluation The primary endpoint and all key secondary endpoints were met Deucrictibant IR showed rapid onset of action, symptom relief, and resolution of HAE attacks  Deucrictibant IR substantially reduced the use of rescue medications Deucrictibant IR was well tolerated at all dose levels There were no treatment-related SAEs, no treatment-related AEs of severe severity, and no AEs leading to treatment discontinuation Consistent outcomes observed across all endpoints and types of measurements

Rapid absorption with mean plasma levels exceeding EC85 (13.8 ng/mL) within 30 min Mean plasma levels maintained >EC85 for approximately 8 h at 10 mg or 20 mg >10 h at 30 mg dose EC85 levels established using bradykinin challenge, a human surrogate endpoint study in healthy volunteers PK analysis in HAE patients confirmed rapid absorption on oral dosing, consistent with Phase 1 healthy volunteer studies This presentation includes data for an investigational product not yet approved by regulatory authorities

# Primary endpoint: Deucrictibant IR significantly reduced attack symptoms by VAS-3 at 4h



Mean ± SEM
PHVS416 10 mg (N=37)
PHVS416 20 mg (N=28)
PHVS416 30 mg (N=31)
Placebo (N=51)
Change in composite VAS score from pre−teatment
10
0
−10
−20
−30
0 1 2 3 4 5 6 8 24
Time (hours) after treatment

| Difference from placebo in change from pre-treatment to 4 h post-treatment, least-squares mean (95% CI) | | |
|---|---|---|
| PHVS416 10 mg | -16.75 (-21.52, -11.97) | $p < 0.0001^{\dagger}$ |
| PHVS416 20 mg | -15.02 (-20.22, -9.81) | $p < 0.0001$ |
| PHVS416 30 mg | -16.28 (-21.27, -11.29) | $p < 0.0001$ |
| Combined PHVS416 | -16.08 (-19.87, -12.29) | |

**Median VAS-3 at pre-treatment ranges from 24.33-27.00 across different dose levels**

†Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Attacks in mITT Analysis Set refer to attacks treated with blinded study drug that had non-missing VAS result at pre-treatment and at least one non-missing VAS result post-treatment. VAS-3 = electronically captured, numerically assisted visual analogue scale. Figure is based on descriptive summary of mean and SEM (standard error of the mean). Least-squares mean differences, CIs, and p-values come from a mixed-effects model with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo

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This presentation includes data for an investigational product not yet approved by regulatory authorities

Deucrictibant IR significantly shortened time to onset of symptom relief (30% reduction in VAS-3) Nominal p-value; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours Median time in hours (95% CI) Median time in hours (95% CI) Placebo 8.0 (7.6, 46.9) PHVS416 10 mg 2.1 (1.5, 2.9) p < 0.0001† PHVS416 20 mg 2.7 (1.9, 3.5) p = 0.0021 PHVS416 30 mg 2.5 (1.9, 3.8) p < 0.0001 Combined PHVS416 2.4 (2.0, 2.9) This presentation includes data for an investigational product not yet approved by regulatory authorities

In a post-hoc analysis, patients on deucrictibant achieved end of progression by VAS-3 within 25 to 26 min Source: Riedl et al., ACAAI 2023; https://ir.pharvaris.com/static-files/0bae214b-7ff8-49ec-8340-1bb60a5935b9 This presentation includes data for an investigational product not yet approved by regulatory authorities

Deucrictibant IR significantly reduced time to almost complete or complete symptom relief (all individual VAS ≤10) †Nominal p-value; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. Median time in hours (95% CI) Median time in hours (95% CI) Placebo 42.0 (22.0, 48.1) Deucrictibant IR 10 mg 5.8 (3.6, 7.5) p < 0.0001† Deucrictibant IR 20 mg 20.0 (4.5, 20.0) p = 0.0127 Deucrictibant IR 30 mg 20.0 (6.0, 20.1) p = 0.0001 Combined Deucrictibant IR 7.5 (5.9, 20.0) VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours This presentation includes data for an investigational product not yet approved by regulatory authorities

Patients treating with deucrictibant IR used substantially less rescue medication N = The number of attacks in the mITT Analysis Set This presentation includes data for an investigational product not yet approved by regulatory authorities

Deucrictibant IR was well tolerated at all doses N= The number of subjects (Part I) and number of attacks (Part II) in the Safety Analysis Set. The Safety Analysis Set includes all randomized patients who received any dose of study drug. Treatment-related AEs within 48 h post-treatment are included No treatment-related SAEs or AEs of severe severity No AEs leading to treatment discontinuation No treatment-related AEs of laboratory parameters, vital signs, or ECG parameters  Few treatment-related AEs reported within 48 h after administration of study drug Part I (Non-Attack) Part II (Attack 1,2,3) Part II (Attack 1,2,3)  10 mg N=23 20 mg N=24 30 mg N=25 Placebo N=53  10 mg N=38 20 mg N=29 30 mg N=36 Subjects (Part I) or Attacks (Part II) with any treatment related AEs  1 (4.3%)  1 (4.2%) -  1 (1.9%)  - -  1 (2.8%) Headache -  1 (4.2%) - - - - - Nausea  1 (4.3%)  -  -  -  -  -  1 (2.8%) Vomiting  -  -  -  -  -  -  1 (2.8%) Fatigue  -  -  -  - -  -  1 (2.8%) Blister  -  -  -  1 (1.9%)  -  -  - This presentation includes data for an investigational product not yet approved by regulatory authorities

Both doctors and patients consider an oral acute therapy would increase likelihood that patients would treat more attacks, earlier Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Doctors (n=100) Patients (n=103) Anticipated impact of ORAL acute therapy on attacks treated Would treat MORE attacks Would treat attacks EARLIER Would treat MORE attacks Would treat attacks EARLIER Mean /10 7.9 8.1 7.6 7.7 Ratings 8-10 (10=extremely likely) Ratings 6-7 Ratings 4-5 Ratings 1-3 (1=not at all likely)

# We have renamed VAS to AMRA, reflecting its evolution from a paper-based to electronic attack assessment

## What is a **V**isual **A**nalogue **S**cale (VAS)?

- Simple, reproducible, paper-based tool to allow patient self-assessment of symptom severity
- Analog scale with an 'X' hand-marked to reflect severity of attack

**2008–2011**
**Jerini-Shire**



Symptom #1
Symptom #2
No symptom
Worst possible symptom

## Why do we need change?

- Addressing user experience to leverage technology and accuracy of data collection[1]
- HAE ODT trials require frequent assessments to be recorded by participants; a digital tool is an accessible method for timely data input



## How has Pharvaris evolved the VAS to a contemporary electronic standard?

- Electronic Clinical Outcome Assessment (eCOA)
- Presents the numeric scale vertically (e.g from 'Worst possible' = 100 to 'No symptom' = 0)
- Participants can see in real time the exact score (between 0 and 100) selected
- Performed at home

**2023**
**Pharvaris**



A numeric rating scale requires a self- explanatory name

**Angioedema symptom Rating scAle (AMRA)**

[1] CDER. Patient-Focused Drug Development: Selecting, Developing, or Modifying Fit-for Purpose Clinical Outcome Assessments. FDA. June 2022. Accessed December 18, 2023. https://www.fda.gov/media/159500/download

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In a real-world study using standard-of-care therapy, similar median time to symptom relief for AMRA-3 ≥20% and PGI-C ‘a little better’ Source: Mendivil et al., UCARE 2023 (ir.pharvaris.com/static-files/f2d3d4ea-2526-4885-9951-a90015add462) PRO instrument Events (n) Median time to, h (95% CI) PGI-C “a little better” 90 2.147 (1.518, 3.017) AMRA-3 20% reduction from pre-treatment 89 2.191 (1.655, 3.035) AMRA-3 30% reduction from pre-treatment 89 2.990 (2.123, 4.011) PGI-C “better” 92 3.925 (2.969, 5.055) PGI-S 1-level reduction 91 4.012 (3.015, 5.026) AMRA-3 50% reduction from pre-treatment 88 4.354 (3.256, 6.093) Similar median time to symptom relief using AMRA-3 ≥20% reduction from pre-treatment and PGI-C “a little better” on two consecutive timepoints PGI-C ‘a little better’ AMRA-3 ≥20% AMRA-3 ≥30% PGI-C ‘better’ AMRA-3 ≥50%

HAE RAPIDe-3 study: A global Phase 3 study of on-demand treatment of angioedema attacks in patients with HAE-1/2 Endpoints Onset of symptom relief Patient Global Impression of Change (PGI-C) rating of at least “a little better” for two consecutive timepoints within 12 hours post-treatment Secondary Time to end of progression of attack symptoms, substantial symptom relief, and symptom resolution PGI-C, Patient Global Impression of Severity (PGI-S), Angioedema syMptom Rating scAle (AMRA) Use of rescue medication Incidence of treatment-emergent adverse events Rollover to open-label extension 20 mg capsule

Long Term Prophylaxis Deucrictibant extended-release tablets (PHVS719)

Injectable-like efficacy Easy, painless administration People living with HAE are seeking highly effective, well-tolerated and less burdensome prophylactic therapies Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) This presentation includes data for an investigational product not yet approved by regulatory authorities. An effective oral bradykinin B2 receptor antagonist has the potential to deliver on their hopes Well-tolerated

CHAPTER-1, a Phase 2 prophylactic study of deucrictibant in HAE 92.3% reduction in occurrence of moderate and severe attacks*  92.6% reduction in occurrence of attacks treated with on-demand medication* Clinically meaningful results across primary, secondary, and health-related quality of life endpoints  Deucrictibant well-tolerated at both doses  *40 mg/day deucrictibant treatment group; %reduction in monthly attack rate is based on a Poisson regression model Note: all attacks reported herein are investigator-confirmed; attack rate is number of attacks per month of exposure, also referred to as time-normalized number of attacks; all statistical analyses comparing deucrictibant and placebo are made without adjustment for multiplicity. This presentation includes data for an investigational product not yet approved by regulatory authorities. Primary endpoint met: 84.5% (p=0.0008) reduction in monthly attack rate versus placebo*

CHAPTER-1 study design This presentation includes data for an investigational product not yet approved by regulatory authorities. Double-blind, placebo-controlled Phase 2 study evaluating deucrictibant for long-term prophylaxis in HAE-1/2 34 participants enrolled in North America and Europe R = randomization;  *deucrictibant 20 mg/day =  deucrictibant immediate-release capsules (PHVS416) 10 mg twice daily **deucrictibant 40 mg/day = deucrictibant immediate-release capsules (PHVS416) 20 mg twice daily placebo deucrictibant 20 mg/day* deucrictibant 40 mg/day** Part 1: double-blind treatment period (12 weeks) Screening R End-of-Study Visit deucrictibant 40 mg/day** Part 2: open-label treatment period

# Participant disposition


All Screened
n=44
Screen Failed
n=10
Randomized
n=34
Placebo
n=11
20 mg/day
n=11
40 mg/day
n=12
Withdrawal of consent
n=1
• Withdrawal of consent n=1
• Study Paused by Sponsor/FDA n=1
Completed Blinded Treatment Period
n=10
Completed Blinded Treatment Period
n=11
Completed Blinded Treatment Period
n=10

20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily; 40 mg/day = deucrictibant IR capsules 20 mg twice daily; n = number of participants.

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Balanced demographics and baseline characteristics 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily. N = number of randomized participants. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo N=11 20 mg/day N=11 40 mg/day N=12 All N=34 Age in years – Mean  41.4  38.4 40.8   40.2 Sex: M/F – n 3/8 6/5 4/8 13/21 Race: White – n (%) 11 (100) 11 (100) 12 (100) 34 (100) BMI (kg/m2) – Mean 26.7 29.5 25.4 27.1 HAE Type – n Type 1 10 9 12 31 Type 2 1 2 0 3 Baseline HAE attack rate per month Mean 1.9 2.1 2.5 2.2 Median (Min, Max) 1.7 (0.7, 3.7) 1.7 (1.0, 5.3) 1.7 (1.0, 6.7) 1.7(0.7, 6.7) Randomized baseline HAE attack rate categories – n (%) 1 to < 2 attacks per 4 weeks 6 (54.5) 7 (63.6) 7 (58.3) 20 (58.8) 2 to < 3 attacks per 4 weeks 3 (27.3) 1 (9.1) 1 (8.3) 5 (14.7) ≥ 3 attacks per 4 weeks 2 (18.2) 3 (27.3) 4 (33.3) 9 (26.5)

Primary endpoint met: deucrictibant significantly reduced attack rate This presentation includes data for an investigational product not yet approved by regulatory authorities. Monthly attack rate measured as time-normalized number of investigator confirmed HAE attacks Placebo N=11 20 mg/day N=11 40 mg/day N=12 Monthly attack rate – Median Baseline 1.67 1.67 1.74 On study 2.15 0 0.15 Change from baseline 0.33 -1.34 -1.59 % change from baseline 17% -100% -96% Model-based inference  LS mean  1.94  0.40  0.30  % reduction vs placebo 79.3% 84.5% p-value 0.0009 0.0008 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily.  40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of randomized participants.  LS mean = least squares mean. Model-based inferences are based on a Poisson regression model adjusted for baseline attack rate and  time on treatment. No multiplicity adjustment was applied.

Significant attack reduction and no severe attacks with deucrictibant   This presentation includes data for an investigational product not yet approved by regulatory authorities. Participants grouped by treatment Time (week) 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily.  40 mg/day = deucrictibant IR capsules 20 mg twice daily.

# 92.3% reduction in moderate or severe attacks at 40 mg/day dose



Monthly Attack Rate (LS Mean)
2.0
1.5
1.0
0.5
0.0
1.94
0.40
0.30
1.50
0.26
0.12
0.45
0
0
Placebo (N=11)
20 mg/day (N=11)
40 mg/day (N=12)
All Attacks
Moderate or Severe Attacks
Severe Attacks

| | Placebo N=11 | 20 mg/day N=11 | 40 mg/day N=12 |
|---|---|---|---|
| Monthly attack rate of moderate or severe attacks | | | |
| LS mean | 1.50 | 0.26 | 0.12 |
| **% reduction vs placebo** | | **82.8%** | **92.3%** |
| Nominal p-value | | 0.0066 | 0.0067 |

20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily.
40 mg/day = deucrictibant IR capsules 20 mg twice daily.
N = number of randomized participants.
LS mean = least squares mean. Monthly attack rates are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied.

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# 92.6% reduction in attacks treated with ODT at 40 mg/day dose



Monthly Attack Rate (LS Mean)
2.0
1.5
1.0
0.5
0.0
1.94
0.40
0.30
1.41
0.35
0.10
Placebo (N=11)
20 mg/day (N=11)
40 mg/day (N=12)
All Attacks
Attacks Treated with ODT

| | Placebo N=11 | 20 mg/day N=11 | 40 mg/day N=12 |
|---|---|---|---|
| Monthly attack rate of attacks treated with ODT | | | |
| LS mean | 1.41 | 0.35 | 0.10 |
| **% reduction vs placebo** | | **75.1%** | **92.6%** |
| Nominal p-value | | 0.0074 | 0.0040 |

ODT = on-demand treatment (icatibant, C1-inhibitor (C1-INH))
20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily;
40 mg/day = deucrictibant IR capsules 20 mg twice daily.
N = number of randomized participants.
LS mean = least squares mean. Monthly attack rates are based on a Poisson regression model adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied.

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Substantial reduction of attack rate from baseline This presentation includes data for an investigational product not yet approved by regulatory authorities. 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of randomized participants. Results based on participants with at least 4 weeks of treatment.

Consistent efficacy regardless of baseline attack rate This presentation includes data for an investigational product not yet approved by regulatory authorities. 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of randomized participants.

All 40 mg/day participants reported an improvement in PGA-Change This presentation includes data for an investigational product not yet approved by regulatory authorities. 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  PGA-Change = patient global assessment of change (question). N = number of participants with PGA-Change results at Week 12.

AE-QoL: improvement in health-related quality of life This presentation includes data for an investigational product not yet approved by regulatory authorities. AE-QoL Total Score Placebo 20 mg/day 40 mg/day Baseline N 11 10 12 Mean 45.3 39.1 41.1 Median (Q1, Q3) 42.6 (29.4, 57.4) 37.5 (16.2, 55.9) 40.4 (31.6, 49.3) Week 12 N’ 8 10 10 Mean 35.7 20.2 13.2 Median (Q1, Q3) 37.5 (19.1, 49.3) 18.4 (7.4, 33.8) 12.5 (10.3, 17.7) 20 mg/day = deucrictibant immediate release (IR) capsules 20 mg per day. 40 mg/day = deucrictibant IR capsules 40 mg per day. AE-QoL = angioedema quality of life (questionnaire).  N = number of randomized participants with AE-QoL data at baseline. N’ = number of participants with AE-QoL data at Week 12. Nutrition Total Score Functioning Fatigue/Mood Fear/Shame Placebo 20 mg/day 40 mg/day Nutrition Total Score Functioning Nutrition Total Score Functioning Fatigue/Mood Fear/Shame Fatigue/Mood Fear/Shame

Deucrictibant well-tolerated at both doses This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo  (N=11) 20 mg/day (N=11) 40 mg/day (N=12) Subjects n (%) Number of events Subjects n (%) Number of events Subjects n (%) Number of events TEAEs TEAE 7 (63.6) 16 6 (54.5) 11 7 (58.3) 12 Treatment related TEAEs Treatment related TEAE 1 (9.1) 1 2 (18.2) 2 1 (8.3) 1 Serious TEAEs Serious TEAEs 0 0 0 0 0 0 Treatment related Serious TEAEs Treatment related TEAE 0 0 0 0 0 0 TEAEs leading to study drug discontinuation 0 0 0 0 0 0 TEAEs leading to withdrawal from study 0 0 0 0 0 0 TEAEs leading to death 0 0 0 0 0 0 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of participants randomized and dosed. n = number of participants having a treatment emergent adverse event. TEAE = treatment-emergent adverse event, defined as adverse events that occur after the first administration of blinded study treatment.

All treatment-related adverse events were mild This presentation includes data for an investigational product not yet approved by regulatory authorities. System Organ Class Preferred Term Placebo (N=11) 20 mg/day (N=11) 40 mg/day (N=12) Participants with at least one treatment-related TEAE 1 (9.1%) 2 (18.2%) 1 (8.3%) Gastrointestinal disorders 0 1 (9.1%) 0 Nausea 0 1 (9.1%) 0 Investigations 0 0 1 (8.3%) Gamma-glutamyltransferase increased 0 0 1 (8.3%) Nervous system disorders 1 (9.1%) 1 (9.1%) 0 Dizziness postural  0 1 (9.1%) 0 Headache 1 (9.1%) 0 0 20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily. 40 mg/day = deucrictibant IR capsules 20 mg twice daily.  N = number of participants randomized and dosed. TEAE = treatment-emergent adverse event, defined as adverse events that occur after the first administration of blinded study treatment.

# Main efficacy results

| | Placebo<br>N=11 | 20 mg/day<br>N=11 | 40 mg/day<br>N=12 |
|---|---|---|---|
| Monthly attack rate – LS Mean (95% CI)* | | | |
| **All attacks (primary endpoint)** | **1.94 (1.31, 2.87)** | **0.40 (0.17, 0.92)** | **0.30 (0.11, 0.82)** |
| **% reduction vs placebo, p-value** | | **79.3%, p=0.0009** | **84.5%, p=0.0008** |
| Moderate or severe attacks | 1.50 (0.91, 2.50) | 0.26 (0.08, 0.81) | 0.12 (0.02, 0.67) |
| Attacks treated with on-demand medication | 1.41 (0.88, 2.24) | 0.35 (0.14, 0.85) | 0.10 (0.02, 0.57) |
| Achieving threshold reduction of attack rate from baseline** | | | |
| >=50% reduction | 2/11 (18%) | 9/11 (82%) | 9/10 (90%) |
| >=70% reduction | 2/11 (18%) | 8/11 (73%) | 8/10 (80%) |
| >=90% reduction | 0 | 6/11 (55%) | 6/10 (60%) |
| Attack free during treatment period | 0 | 6 /11(55%) | 4/10 (40%) |

20 mg/day = deucrictibant immediate release (IR) capsules 10 mg twice daily; 40 mg/day = deucrictibant IR capsules 20 mg twice daily. N = number of randomized participants.
LS mean = least squares mean. CI = confidence interval.
*Results of monthly attack rates are based on Poisson regressions adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. Nominal p-value < 0.01 for all secondary endpoints included in this section comparing deucrictibant with placebo.
**Participants with <4 weeks of treatment (2 participants on 40 mg/day) were not included in the summaries of proportions achieving threshold reduction of attack rate from baseline. Nominal p-value < 0.05 for all secondary endpoints included in this section comparing deucrictibant with placebo.

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As seen in a single-dose Phase 1 PK study, deucrictibant XR demonstrates QD potential: Phase 3 dosage form Source: Company data Deucrictibant IR and XR well tolerated No SAEs or severe TEAEs Deucrictibant XR extended-release maintained exposure above EC85 for >24h with and without food Similar AUC24h as 40 mg deucrictibant IR dosed with food Simulation of 40 mg daily dose (2x10 mg BID) Deucrictibant XR anticipated to maintain higher trough exposure relative to BID deucrictibant IR Deucrictibant IR capsule (2x10mg), fasted Deucrictibant XR tablet (40 mg), fasted Deucrictibant XR tablet (40 mg), fed

Our strategy: Manage HAE with two oral products that utilize the same active ingredient for on-demand and prophylactic treatment *Aspirational; to be confirmed with clinical data deucrictibant (PHVS416) Immediate-release capsule rapid absorption deucrictibant (PHVS719) Extended-release tablet sustained absorption Aim to provide sustained exposure of attack-preventing medicine in a convenient, small oral dosage form* Aim to provide rapid and reliable symptom relief, through rapid exposure of attack-mitigating therapy in a convenient, small oral dosage form* deucrictibant Based on the results in RAPIDe-1 and CHAPTER-1, deucrictibant has the potential to become the preferred option to treat and prevent HAE attacks

Focused on unmet need in the treatment of hereditary angioedema (HAE) and other bradykinin-mediated diseases Deep expertise in bradykinin/BR2 biology and chemistry Orally available, small molecule targeting the validated bradykinin B2 receptor pathway Positive top-line Phase 2 data in HAE: RAPIDe-1 study for on-demand treatment meets all primary and key secondary endpoints RAPIDe-3 Phase 3 study to initiate within 1H24 CHAPTER-1 study in prophylaxis* meets primary endpoint and showed clinically meaningful improvements for secondary endpoints Preparing for initiation of CHAPTER-3 Phase 3 study Large global HAE market: >$2 billion with predicted 15% CAGR Potential portfolio expansion into other BK-mediated angioedema and diseases through B2-receptor pathway expertise *The FDA has placed a hold on clinical trials of deucrictibant for long-term prophylaxis of HAE in the U.S.; see slide 9 for an update on our clinical program World-wide operations: the Netherlands, U.S., and Switzerland (headquarters) Strong financial position, cash runway at least two years: €140M cash as of Nov 30, 2023 $300M underwritten offering in Dec 2023 Experienced management team with successful track record in HAE drug design and development Strong IP on novel lead and backup series Primary CoM granted in multiple territories, initial term to 2038 FDA orphan drug designation Competitive product profile Strong fundamentals Large market opportunity

www.pharvaris.com NASDAQ: PHVS CONFIDENTIAL Aspiring to free people from HAE or other bradykinin-mediated diseases

Additional RAPIDe-1 top-line clinical data Appendix

RAPIDe-1: Primary, key secondary and other endpoints Primary Endpoint Change in VAS-3 score from pre-treatment to 4h post-treatment  Key Secondary Endpoints Time to onset of symptom relief (VAS-3; ≥30% reduction from the pre-treatment score) Time to a ≥50% reduction in VAS-3 score from the pre-treatment score  Time to almost complete and complete symptom relief (VAS; all 3 items ≤10) Change of MSCS (mean symptom complex severity) score from pre-treatment to 4h post-treatment TOS (treatment outcome score) at 4h post-treatment Other Endpoints Included in the top-line Outputs Proportion of study-drug-treated attacks requiring the use of HAE rescue medication Time to the first use of HAE rescue medication Safety and PK assessments

# Results summary of primary efficacy endpoint

| | Placebo N=51 | PHVS416 10 mg N=37 | PHVS416 20 mg N=28 | PHVS416 30 mg N=31 | Combined PHVS416* N=96 |
|---|---|---|---|---|---|
| **Mean VAS-3 at pre-treatment** | 27.76 | 26.16 | 25.46 | 29.73 | 27.11 |
| **Change in VAS-3 at 4 hours** | | | | | |
| least-squares mean difference: PHVS416 - Placebo | | -16.75 | -15.02 | -16.28 | -16.08 |
| p-value | | <0.0001† | <0.0001 | <0.0001 | |

†nominal p-value; N = The number of attacks included in the mITT Analysis Set
p-values for PHVS416 20mg and PHVS416 30mg are based on statistical tests in the pre-specified multiple comparison procedure, other p-values are nominal least-squares = Least squares. The least-squares mean differences and p-values are based on mixed-effects model for repeated measures
*The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses

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# Results summary of key secondary efficacy endpoints

| | Placebo N=51 | PHVS416 10 mg N=37 | PHVS416 20 mg N=28 | PHVS416 30 mg N=31 | Combined PHVS416* N=96 |
|---|---|---|---|---|---|
| **Time to onset of symptom relief by VAS-3 30% reduction[a]** | | | | | |
| Median time in hours (95% CI) | 8.0 (7.6, 46.9) | 2.1 (1.5, 2.9) | 2.7 (1.9, 3.5) | 2.5 (1.9, 3.8) | 2.4 (2.0, 2.9) |
| Hazard ratio | | 3.81 | 3.08 | 3.61 | |
| p-value | | <0.0001† | 0.0021 | <0.0001 | |
| **Time to VAS-3 50% reduction[a]** | | | | | |
| Median time in hours (95% CI) | 22.8 (20.0, 24.1) | 3.3 (2.4, 3.9) | 4.0 (2.9, 6.0) | 4.0 (3.3, 5.8) | 3.9 (3.0, 4.8) |
| Hazard ratio | | 4.55 | 3.65 | 3.87 | |
| p-value | | <0.0001† | 0.0003 | <0.0001 | |
| **Time to almost complete or complete symptom relief by VAS[a]** | | | | | |
| Median time in hours (95% CI) | 42 (22.0, 48.1) | 5.8 (3.6, 7.5) | 20 (4.5, 20.0) | 20 (6.0, 20.1) | 7.5 (5.9, 20.0) |
| Hazard ratio | | 5.09 | 2.25 | 2.65 | |
| p-value | | <0.0001† | 0.0127 | 0.0001 | |
| **Change in MSCS score at 4 hours[b]** | | | | | |
| least-squares mean difference: PHVS416 - Placebo | | -0.79 | -0.61 | -0.39 | -0.61 |
| p-value | | <0.0001† | 0.0008 | 0.0291 | |
| **TOS at 4 hours[b]** | | | | | |
| least-squares mean difference: PHVS416 - Placebo | | 64.13 | 62.69 | 71.06 | 66.05 |
| p-value | | <0.0001† | <0.0001 | <0.0001 | |

†nominal p-value; N = The number of attacks included in the mITT Analysis Set
p-values for PHVS416 20mg and PHVS416 30mg are based on statistical tests in the pre-specified multiple comparison procedure, other p-values are nominal
[a]Hazard ratios and p-values are based on marginal Cox proportional hazards models
[b]p-values are based on mixed-effects models for repeated measures
*The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses

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PHVS416 significantly reduced time to 50% reduction in VAS-3 †Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. Median time in hours (95% CI) Median time in hours (95% CI) Placebo 22.8 (20.0, 24.1) PHVS416 10 mg 3.3 (2.4, 3.9) p < 0.0001† PHVS416 20 mg 4.0 (2.9, 6.0) p = 0.0003 PHVS416 30 mg 4.0 (3.3, 5.8) p < 0.0001 Combined PHVS416 3.9 (3.0, 4.8) This presentation includes data for an investigational product not yet approved by regulatory authorities

MSCS and TOS: definitions Validated patient-reported outcome measures to comprehensively capture symptom severity and change of HAE attacks MSCS (Mean Symptom Complex Severity) score is a point-in-time measure of symptom severity:  Patients rated the severity of each affected symptom on a categorical scale (0 = normal, 1 = mild, 2 = moderate, 3 = severe) Calculated as average score from all affected anatomic sites of attack (symptom complexes or SC) pre-treatment  Decrease in MSCS score reflects improvement in symptom severity TOS (Treatment Outcome Score) is a measure of symptom response to treatment:  Patient assessment of response for each affected SC recorded on categorical scale (significant improvement [100], improvement [50], same [0], worsening [-50], significant worsening [-100]) Calculated as weighted average of the response at all SC using pre-treatment severity as the weight  TOS value >0 reflects improvement in symptoms from pre-treatment

Greater improvement in MSCS and TOS with PHVS416 than placebo Placebo PHVS416 10 mg PHVS416 20 mg PHVS416 30 mg Combined PHVS416 Change in MSCS score at 4 hours  n 40 32 26 27 85 least-squares mean  (95% CI) -0.29  (-0.51, -0.08) -1.08 (-1.33, -0.83) -0.91  (-1.19, -0.62) -0.68 (-0.95, -0.40) -0.90  (-1.06, -0.75) Difference (PHVS416 – Placebo, LSMD) p-value -0.79  <0.0001† -0.61   0.0008 -0.39 0.0291 -0.61  TOS at 4 hours n 40 32 25 28 85 least-squares mean  (95% CI) -3.62  (-19.68, 12.45) 60.52  (41.74, 79.29) 59.08  (37.58, 80.57) 67.44  (47.15, 87.74) 62.57  (50.95, 74.19) Difference (PHVS416 – Placebo, LSMD)  p-value 64.13 <0.0001† 62.69 <0.0001 71.06 <0.0001 66.05  †Nominal p-value; MSCS = Mean Symptom Complex Severity, TOS = Treatment Outcome Score, CI = confidence interval, LSMD = least-squares mean difference; least-squares mean, LSMD, CIs, and p-values for MSCS change from pre-treatment/TOS come from mixed-effect models with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using similar MMRM with all three active doses combined vs placebo This presentation includes data for an investigational product not yet approved by regulatory authorities

Placebo PHVS416 10 mg PHVS416 20 mg PHVS416 30 mg Combined PHVS416 Number of attacks 49 36 28 29 93 Attacks achieving “a little better” for all SCs at two consecutive time points - n (%)* 18 (36.7%) 32 (88.9%) 25 (89.3%) 27 (93.1%) 84 (90.3%) Median (95% CI) time by KM estimate (hours) 7.62 (3.95, NE) 1.89 (0.97, 3.97) 2.15 (1.75, 4.00) 1.98 (1.80, 3.87) 1.98 (1.88, 3.87) Attacks achieving “a lot better or resolved” for all SCs at any time point – n (%)* 13 (26.5%) 30 (83.3%) 23 (82.1%) 25 (86.2%) 78 (83.9%) Median (95% CI) time by KM estimate (hours) 23.28 (5.78, 47.17) 4.02 (3.93, 5.77) 5.93 (3.90, 8.58) 4.12 (3.92, 7.22) 5.23 (3.98, 5.78) Time to symptom relief by TOS PRO demonstrated consistent efficacy at all doses TOS = Treatment Outcome Score. PRO = Patient Reported Outcome. SC = Symptom Complex. KM = Kaplan-Meier. NE = Not Estimable * Within 48 hours assessments This presentation includes data for an investigational product not yet approved by regulatory authorities